FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Files Technical Report for the Lynn Lake Project
Toronto, Ontario (August 22, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it has filed a technical report for its Lynn Lake project, located in Manitoba, Canada.
The report was prepared in accordance with National Instrument 43-101 – Standards for Disclosure for Mineral Projects and supports the disclosure outlined in Alamos’ news release dated August 2, 2023. The report is available on the Alamos website at www.alamosgold.com and will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.